UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2022

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

1, rue Hildegard Von Bingen, 1282, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: x Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: o No: x

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: o No: x

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Extension to lock-up agreement with main institutional shareholders

On September 1, 2022, Atento S.A. (“Atento” or the “Company”) and each of its main institutional shareholders, HPS Investment Partners, LLC and certain of its affiliates’ (collectively, “HPS”), GIC, and an investment fund affiliated with Farallon Capital Management, L.L.C. (“Farallon”) agreed to extend the lock-up periods in the director nomination agreements executed in 2020 by an additional 12-month period (i.e., until June 22, 2023). In addition, Kyma Capital, Charles Frischer and Asheef Lalani have also agreed to execute a lock-up agreement for the same period in substantially similar terms.

Exhibits

Copies of the amendment letters to each the Director Nomination Agreements, together with the press release for this communication, are attached as exhibits 10.1, 10.2, 10.3, 10.4 and 99.1, respectively, to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: September 7, 2022	By: /s/ Carlos Lopez - Abadia Name: Carlos López – Abadía Title: Chief Executive Officer

Exhibit 10.1.

September 1, 2022

Reference is made to the director nomination agreement between (i) Atento S.A., a société anonyme incorporated and existing under the laws ofthe Grand Duchy ofLuxembourg, registered with the Luxembourg Trade and Companies' Register under number B185761, having its registered office at 1, rue Hildegard Von Bingen, L-1282 Luxembourg, Grand Duchy of Luxembourg (the "Company") and (ii) Mezzanine Partners II Offshore Lux Sarl II (R.C.S. Luxembourg B167217), Mezzanine Partners II Onshore Lux Sarl II (R.C.S. Luxembourg B167214), Mezzanine Partners II Institutional Lux Sarl II (R.C.S. Luxembourg B167321) and Mezzanine Partners II AP LUX SARL II (R.C.S. Luxembourg B176127) (each, an "HPS Entity" and, the HPS Entities together with their Affiliated Funds, "HPS") dated May 6, 2020 (the "Director Nomination Agreement"). The Company and HPS are each referred to herein as the "Parties" and this agreement shall be referred to as the "Amendment Agreement". Capitalised terms used herein without definition shall have the meanings assigned to them in the Director Nomination Agreement.

The Parties agree that paragraph (a) of Section 3 of the Director Nomination Agreement shall be deleted in its entirety and replaced by the following:

"(a) HPS agrees that during the 36-month period following the date of the consummation of the Acquisition (the "Acquisition Date"), it will not Transfer any Covered Shares it owns; provided thatfor purposes of this Section 3(a), (x) Transfers to Affiliated Funds made in compliance with Section 3(b) and (y) any transaction not involving any public safe or distribution (which type of transaction is deemed to include any public sale(s) pursuant to Rufe 144) of any Covered Shares during such period shall each be excluded from the restrictions of this provision, and provided further, that following the one-year anniversary of the Acquisition Date, Covered Shares sold by HPS in a registered public offering shall not be subject to this Section 3(a)."

Save only for this amendment, the Director Nomination Agreement shall continue in full force and effect and shall be read and construed as one document with this Amendment Agreement.

This Amendment Agreement may be executed in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the sarne agreement. This Amendment Agreement may be executed by way of electronic signatures and the Parties agree that this Amendment Agreement, or any part thereof, shall not be challenged or denied any legal effect, validity and/or enforceability solely on the ground that it is in the form of an electronic record.

This Amendment Agreement shall be govemed by and construed in accordance with the laws of the Grand Duchy of Luxembourg. The Parties hereto irrevocably agree that any disputes arising out of or in connection with this Amendment Agreement shall be submitted exclusively to the courts of the City of Luxembourg, Grand Duchy of Luxembourg.

[Signature pages to follow]

DocuSign Envelope ID: 8FCE9FF6-47DD-4C9C-9227-A0DA95B0548D

[Signature page to Amendment Agreement]

Agreed and accepted as of the date set out above:

MEZZANINE PARTNERS II ONSHORE LUX SARL II

By: ______________________
Name: JOHN MADDEN
Title: Authorised Signatory

MEZZANINE PARTNERS II OFFSHORE LUX SARL II

By: ______________________
Name: JOHN MADDEN
Title: Authorised Signatory

MEZZANINE PARTNERS II INSTITUTIONAL LUX SARL II

By: ______________________
Name: JOHN MADDEN
Title: Authorised Signatory

MEZZANINE PARTNERS II AP LUX SARL II

By: ______________________
Name: JOHN MADDEN
Title: Authorised Signatory

[Signature page to Arnendrnent Agreernent]

Exhibit 10.2.

DocuSign Envelope ID: 68323B52-B661-4A91-BADF-7FFCA227385A

September 1, 2022

Reference is made to the director nomination agreement between (i) Atento S.A., a société anonyme incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register under number B185761, having its registered office at 1, rue Hildegard Von Bingen, L-1282 Luxembourg, Grand Duchy of Luxembourg (the “Company”) and (ii) Chesham Investment Pte. Ltd. (the “Holder”) dated May 6, 2020 (the “Director Nomination Agreement”). The Company and the Holder are each referred to herein as the “Parties” and this agreement shall be referred to as the “Amendment Agreement”. Capitalised terms used herein without definition shall have the meanings assigned to them in the Director Nomination Agreement.

The Parties agree that paragraph (a) of Section 3 of the Director Nomination Agreement shall be deleted in its entirety and replaced by the following:

“(a) The Holder agrees that during the 36-month period following the date of the consummation of the Acquisition (the “Acquisition Date”), it will not Transfer any Covered Shares it owns; provided that for purposes of this Section 3(a), (x) Transfers to Affiliated Funds made in compliance with Section 3(b) and (y) any transaction not involving any public sale or distribution (which type of transaction is deemed to include any public sale(s) pursuant to Rule 144) of any Covered Shares during such period shall each be excluded from the restrictions of this provision, and provided further, that following the one-year anniversary of the Acquisition Date, Covered Shares sold by the Holder in a registered public offering shall not be subject to this Section 3(a).”

Save only for this amendment, the Director Nomination Agreement shall continue in full force and effect and shall be read and construed as one document with this Amendment Agreement.

This Amendment Agreement may be executed in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same agreement. This Amendment Agreement may be executed by way of electronic signatures and the Parties agree that this Amendment Agreement, or any part thereof, shall not be challenged or denied any legal effect, validity and/or enforceability solely on the ground that it is in the form of an electronic record.

This Amendment Agreement shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg. The Parties hereto irrevocably agree that any disputes arising out of or in connection with this Amendment Agreement shall be submitted exclusively to the courts of the City of Luxembourg, Grand Duchy of Luxembourg.

[Signature pages to follow]

DocuSign Envelope ID: 8FCE9FF6-47DD-4C9C-9227-A0DA95B0548D

[Signature page to Amendment Agreement]

DocuSign Envelope ID: 68323B52-B661-4A91-BADF-7FFCA227385A

[Signature page to Amendment Agreement]

Exhibit 10.3.

September 1, 2022

Reference is made to the director nomination agreement between (i) Atento S.A., a société anonyme incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register under number B185761, having its registered office at 1, rue Hildegard Von Bingen, L-1282 Luxembourg, Grand Duchy of Luxembourg (the “Company”) and (ii) Taheebo Holdings LLC (the “Holder”, together with its Affiliated Funds, “Farallon”) dated May 6, 2020 (the “Director Nomination Agreement”). The Company and the Holder are each referred to herein as the “Parties” and this agreement shall be referred to as the “Amendment Agreement”. Capitalised terms used herein without definition shall have the meanings assigned to them in the Director Nomination Agreement.

The Parties agree that paragraph (a) of Section 3 of the Director Nomination Agreement shall be deleted in its entirety and replaced by the following:

“(a) Farallon agrees that during the 36-month period following the date of the consummation of the Acquisition (the “Acquisition Date”), it will not Transfer any Covered Shares it owns; provided that for purposes of this Section 3(a), (x) Transfers to Affiliated Funds made in compliance with Section 3(b) and (y) any transaction not involving any public sale or distribution (which type of transaction is deemed to include any public sale(s) pursuant to Rule 144) of any Covered Shares during such period shall each be excluded from the restrictions of this provision, and provided further, that following the one-year anniversary of the Acquisition Date, Covered Shares sold by Farallon in a registered public offering shall not be subject to this Section 3(a).”

Save only for this amendment, the Director Nomination Agreement shall continue in full force and effect and shall be read and construed as one document with this Amendment Agreement.

This Amendment Agreement may be executed in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same agreement. This Amendment Agreement may be executed by way of electronic signatures and the Parties agree that this Amendment Agreement, or any part thereof, shall not be challenged or denied any legal effect, validity and/or enforceability solely on the ground that it is in the form of an electronic record.

This Amendment Agreement shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg. The Parties hereto irrevocably agree that any disputes arising out of or in connection with this Amendment Agreement shall be submitted exclusively to the courts of the City of Luxembourg, Grand Duchy of Luxembourg.

[Signature pages to follow]

DocuSign Envelope ID: 8FCE9FF6-47DD-4C9C-9227-A0DA95B0548D

[Signature page to Amendment Agreement]

[Signature page to Amendment Agreement]

 Exhibit 10.4

September 1, 2022

Reference is made to the cooperation agreement between (i) Atento S.A., a société anonyme incorporated and existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register under number B185761, having its registered office at 1, rue Hildegard Von Bingen, L-1282 Luxembourg, Grand Duchy of Luxembourg (the “Company”) and (ii) Kyma Capital Limited, a company established under the laws of England and Wales and whose registered office is at 22-25 Portman Close, London W1H 6BS (together with its affiliates, “Kyma”), Charles Frischer (together with his affiliates, “Mr. Frischer”), and Asheef Lalani (“Mr. Lalani”) (together with Kyma, Mr. Frischer and Mr. Lalani, the “Investor Group”) dated June 2, 2022 (the “Cooperation Agreement”). The Company and the Investor Group are each referred to herein as the “Parties” and this agreement shall be referred to as the “Amendment Agreement”. Capitalised terms used herein without definition shall have the meanings assigned to them in the Cooperation Agreement.

The Parties agree that a new paragraph (g) shall be added to Section 1 of the Cooperation Agreement which shall be read as follows:

“(g) Lockup agreement. The Investor Group agrees that until June 22, 2023 , it will not transfer any Ordinary Shares beneficially owned by it ; provided that for these purposes, (x) transfers to Affiliates or Associates ; (y) any transaction not involving any public sale or distribution (which type of transaction is deemed to include any public sale(s) pursuant to Rule 144) of any Ordinary Shares beneficially owned by the Investor Group and (z) any forced sale of Ordinary Shares beneficially owned by Mr. Frischer or Mr. Lalani which may be held from time to time in a margin account pursuant to the contractual terms of such margin account shall each be excluded from the restrictions of this provision, and provided further, that Ordinary Shares beneficially owned by the Investor Group sold by the Investor Group in a registered public offering shall not be subject to this paragraph (g).”

Save only for this amendment, the Cooperation Agreement shall continue in full force and effect and shall be read and construed as one document with this Amendment Agreement.

This Amendment Agreement may be executed in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same agreement. This Amendment Agreement may be executed by way of electronic signatures and the Parties agree that this Amendment Agreement, or any part thereof, shall not be challenged or denied any legal effect, validity and/or enforceability solely on the ground that it is in the form of an electronic record.

This Amendment Agreement shall be governed by and construed in accordance with the laws of the State of New York. The Parties hereto irrevocably agree that any disputes arising out of or in connection with this Amendment Agreement shall be submitted exclusively to the courts of the City of State of New York.

[Signature pages to follow]

[ Signature page to Amendment Agreement]

DocuSign Envelope ID: 8FCE9FF6-47DD-4C9C-9227-A0DA95B0548D

[Signature page lo Amendment Agreement]

[Signature page lo Amendment Agreement]

Exhibit 99.1.

Atento announces extension of lock-up agreement with its main institutional shareholders

•	HPS Investment Partners, GIC Private Limited and Farallon each agree to extend their shareholder lock-up by 12-months, with the same period applied to Kyma Capital, Charles Frischer and Asheef Lalani.
•	This announcement demonstrates that the key shareholders, which on a combined basis own more than 70%, remain committed with Atento and its growth trajectory.

NEW YORK, Sept 7, 2022 – Atento S.A. (NYSE: ATTO, “Atento” or the “Company”), one of the largest providers worldwide and the leading company in customer relationship services and business process outsourcing (CRM / BPO) in Latin America, has announced that it has extended its director nomination lock-up agreements by another 12-months (i.e., until June 22, 2023) with HPS Investment Partners, LLC (“HPS”), who holds approximately 25% of shares in the Company, GIC Private Limited (“GIC"), who holds approximately 22% of shares, and an investment fund affiliated with Farallon Capital Management, L.L.C. (“Farallon”), holding approximately 15% of the shares. The Company has also signed a similar lock-up agreement with Kyma Capital, Charles Frischer and Asheef Lalani for the same period, who together hold approximately 9% of the shares.

"This agreement with the largest shareholders shows the great confidence we have in Atento and the company's strategy" explains Kyma Capital's Chief Investment Officer Akshay Shah. Together with the impact from the cyber-attack last year, we believe the expired lock-up agreement has contributed to the depressed stock valuation. We aim for this extension announced today to address these concerns. Our recent buying of Atento shares in August reflects our expectation that the company will continue to improve financial performance over the second half of 2022, in line with management guidance.

Highlighting on this recent announcement, Carlos López-Abadía, Atento’s Chief Executive Officer commented, “Today each of these investors reaffirms its on-going commitment as they uphold the company’s vision to take customer experience services to the next level, while leading the next generation of products and offerings in the BPO market. We remain confident that Atento will continue to drive sales and boost existing services through enhanced digital capabilities, as we pursue new growth avenues. At the same time, we are grateful for the strategic thinking and leadership granted by all our shareholders which supports our confidence in Atento’s long-term potential”.

These agreements with our top shareholders, the recently announced company reorganization into three regions and new board member appointments, strengthen Atento’s position in the industry, support its growth strategy in key markets, and nurtures Atento’s management. As a leader in its industry, Atento will continue to push for innovation and improvements in its business, to guarantee its customers and shareholders added value.

About Atento

Atento is one of the largest providers worldwide and the leading company in customer relationship services and business process outsourcing (CRM / BPO) in Latin America. Atento is also a leading provider of nearshoring CRM BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 14 countries where it employs approximately 131,000 people. Atento has over 400 blue chip clients to whom it offers a wide range of CRM BPO services through multiple channels. It’s clients are mostly leading multinational corporations in industries such as telecommunications, banking, tech, fintech, health, retail and public administrations, among others. Atento’s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE).Atento has been named one of the World’s 25 Best Multinational Workplaces and one of the Best Multinationals to Work for in Latin America by Great Place to Work®. Also, in 2021 Everest named Atento as a star performer. Gartner named the company as a leader for two years in a row, since 2021 in the Gartner Magic Quadrant. For more information visit www.atento.com

Media Relations

press@atento.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue” or similar terminology. In particular, these forward-looking statements include those about the effects on Atento and its growth of agreements with its shareholders. These statements reflect only Atento’s current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; Atento’s ability to recover consumer receivables on behalf of its clients; and the on-going COVID-19 pandemic. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission. These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.